Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K, US Foods Holding Corp. (the “Corporation”) has one class of its securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock. Our common stock is listed on the New York Stock Exchange under the symbol “USFD”.

Description of Capital Stock

The following summary of the terms of our capital stock is based upon our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary is a description of the material terms of, and is qualified in its entirety by, our Certificate of Incorporation, our Bylaws and the Certificate of Designations of the Series A Preferred Stock, dated May 4, 2020 (the “Certificate of Designations”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.

Capitalization

Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, of which 1,000,000 shares have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Unless our Board of Directors determines otherwise, we issue all shares of our capital stock in uncertificated form.

Registered Securities

Our common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, and is listed on the New York Stock Exchange under the symbol “USFD”.

Common Stock

Holders of our common stock are entitled:
•to cast one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors (other than directors elected by the holders of Series A Preferred Stock voting as a separate class);
•to receive, on a pro rata basis, any dividends and distributions that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to any preferred stock then outstanding; and
•upon our liquidation, dissolution, or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to any prior rights of holders of any outstanding shares of preferred stock.

All actions to be taken by our stockholders other than matters relating to the election of directors must be approved by a majority of the shares represented in person or by proxy at a meeting and entitled to vote. Director nominees in uncontested elections must receive a majority of the votes cast to be elected, and director nominees in contested elections must receive a plurality of the shares represented in person or by proxy at a meeting and entitled to vote to be elected. The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption, or sinking fund rights. Our common stock is not subject to future calls or assessments by us.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more classes or series and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, and restrictions thereof. Because the Board of Directors has the power to establish the preferences, powers, and rights of the shares of any class or series of preferred stock, it may afford holders of any preferred stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage, or prevent a takeover of us even if a change of control of the Corporation would be beneficial to the interests of our stockholders.

Series A Preferred Stock

On May 4, 2020, we filed the Certificate of Designations with the Secretary of State of the State of Delaware, establishing the voting powers, preferences, and the relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Series A Preferred Stock.

Ranking. The Series A Preferred Stock ranks senior to our common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. The Series A Preferred Stock has a liquidation preference of $1,000.00 per share. Holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7.0% per annum, payable quarterly in arrears, as set forth in the Certificate of Designations. If the Corporation does not declare and pay a dividend on the Series A Preferred Stock, the dividend rate will increase by 3.0% to 10.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends are payable in kind through the issuance of additional shares of the Series A Preferred Stock for the first four dividend payments following May 6, 2020, and thereafter, in cash or in kind, or a combination of both, at the option of the Corporation.

Conversion. The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of our common stock at an initial conversion price of $21.50 per share and an initial conversion rate of 46.5116 shares of our common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments described in the Certificate of Designations. At any time after May 6, 2023 (the third anniversary of issuance of the Series A Preferred Stock), if the volume weighted average price of our common stock exceeds $43.00 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Corporation, all of the Series A Preferred Stock will be convertible into the relevant number of shares of our common stock.

Voting Rights. Holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Corporation’s organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by the Corporation of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of the Series A Preferred Stock and issuances of shares of the Series A Preferred Stock after May 6, 2020, other than shares issued as in kind dividends with respect to shares of the Series A Preferred Stock issued on May 6, 2020.

Pursuant to the Certificate of Designations and the Investment Agreement (the “Investment Agreement”), dated April 21, 2020, between the Corporation and the initial purchaser of Series A Preferred Stock (the “Investor”), for so long as the Investor Parties (as defined in the Investment Agreement) beneficially own shares of the Series A Preferred Stock and/or shares of common stock that represent, in the aggregate and on an as-converted basis, at least 50% of the shares of common stock beneficially owned by the Investor, on an as converted basis, on May 6, 2020, the Investor has the right to designate one director to be nominated by the Board for election to the Board (the “Investor Designee”). Until the Investor no longer has the right to designate a director for election to the Board, holders of the Series A Preferred Stock have the exclusive right, voting separately as a class, to elect, appoint or remove such Investor Designee to or from the Board.

Redemption. At any time after May 6, 2025 (the fifth anniversary of the issuance of the Series A Preferred Stock), the Corporation may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after May 6, 2025 and prior to May 6, 2026, (B) 103% if the redemption occurs at any time after May 6, 2026 and prior to May 6, 2027, and (C) 100% if the redemption occurs at any time after May 6, 2027.

Change of Control. Upon certain change of control events involving the Corporation, the holders of the Series A Preferred Stock must either (i) on or before the fifth business day prior to the effective date of such change of control event, convert their shares of the Series A Preferred Stock into our common stock at the then-current conversion price or (ii) cause the Corporation to redeem their shares of the Series A Preferred Stock for an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends. In the case of either clause (i) or (ii) above, if such change of control occurs on or before May 6, 2025, the Corporation will also be required to pay the holders of the Series A Preferred Stock a “make-whole” premium.

Preemptive rights. Except for the right to participate in any issuance of new equity securities by the Corporation as set forth in the Investment Agreement, the holders of Series A Preferred Stock shall not have any preemptive rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

The provisions of our Certificate of Incorporation and Bylaws and of the Delaware General Corporation Law, as amended (“DGCL”), summarized in the preceding and following paragraphs may have an anti-takeover effect and could impact the following transactions: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; and removal of incumbent directors. It is possible that these provisions could make it more difficult to complete or could deter, delay, or prevent transactions that stockholders may otherwise consider to be in their best interests or in the best interests of the Corporation, including transactions that might result in a premium over the market price for shares of our common stock.

Board of Directors. Effective following our annual meeting of stockholders held in 2019, our Certificate of Incorporation provides for the phased-in elimination of the classified nature of our Board of Directors. The directors standing for election after such effectiveness will be elected for one-year terms and subject to annual elections. Accordingly, the Board of Directors will no longer be classified under Section 141(d) of the DGCL commencing with our annual meeting of stockholders to be held in 2022. Our Certificate of Incorporation provides that the number of directors will be between two and 15 and the authorized number of directors may be changed only by resolution of the Board of Directors. Our Certificate of Incorporation also provides that, subject to any rights of holders of preferred stock and except as otherwise provided by law, any vacancy on our Board of Directors, including a vacancy resulting from an increase in the size of our Board of Directors, may be filled only by vote of a majority of our directors then in office. Although the classified nature of our Board of Directors will be eliminated in phases through our annual meeting of stockholders to be held in 2022, it could have the interim effect of delaying or discouraging an acquisition of us or a change in our Board of Directors or management.

Special Meetings of Stockholders. Our Certificate of Incorporation provides that, subject to the rights of holders of preferred stock and the requirements of applicable law, a special meeting of stockholders may be called only by or at the direction of our Board of Directors pursuant to a resolution adopted by a majority of our Board of Directors. Stockholders are not permitted to call a special meeting.

No Stockholder Action by Written Consent. Our Certificate of Incorporation provides that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.

Removal of Directors. Our Certificate of Incorporation provides that, subject to any rights of holders of preferred stock, until the election of directors at our annual meeting of stockholders to be held in 2022, directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the votes to which all the stockholders would be entitled to cast in any election of directors. After such time, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the votes that all the stockholders of the Corporation would be entitled to cast in any election of directors.

Stockholder Advance Notice Procedure. Our Bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The Bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our Corporate Secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Corporation. To be timely, the stockholder’s notice must be delivered to our Corporate Secretary at our principal executive offices neither fewer than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, the stockholder’s notice must be delivered to our Corporate Secretary at our principal executive offices neither earlier than 120 days prior to the annual meeting nor later than the later of 90 days prior to the annual meeting and the tenth day following the day on which a public announcement of the date of the annual meeting is first made.

Section 203 of the Delaware General Corporation Law. We are governed by Section 203 of the DGCL. Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for purposes of determining the outstanding voting stock, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines a “business combination” to include the following:

•any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with the interested stockholder, or with any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested stockholder and certain other conditions are met;
•any sale, lease, exchange, mortgage, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, subject to certain conditions;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series of the corporation or any such subsidiary beneficially owned by the interested stockholder; and
•any receipt by the interested stockholder of the benefit, directly or indirectly and subject to certain conditions, of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

An “interested stockholder” is defined as any entity or person who, together with any affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation.